Filed Pursuant to Rule 424(b)(3)
Registration No. 333-254931

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 20 DATED MARCH 16, 2022
TO THE PROSPECTUS DATED MAY 14, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated May 14, 2021 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "we," "us," or "our" refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:
•to provide an update on our portfolio;
•to disclose the transaction price for each class of our common stock available in this offering as of April 1, 2022;
•to disclose the calculation of our February 28, 2022 NAV per share for all share classes; and
•to provide an update on the status of our public offering.
Portfolio Update
For the month ended February 28, 2022, the Company’s Class I NAV per share increased 1.63% from $30.64 as of January 31, 2022 to $31.14 as of February 28, 2022.1 This increase was driven by appreciation in multiple sectors, including cold storage, student housing, self-storage, industrial and office.

In February 2022, we acquired a 100% interest in Cortlandt Crossing, a newly constructed, high-quality grocery-anchored shopping center located in Westchester, New York. Built in 2019, the 122,225 square foot center is 95% leased with name brand anchors, including ShopRite and HomeSense, an affiliate of The TJX Companies.
April 1, 2022 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of April 1, 2022 (and repurchases as of March 31, 2022) is as follows:

Transaction Price (per share)
Class T	$31.1140
Class S	$31.1140
Class D	$31.1140
Class I	$31.1416
Class E	$31.9027
The April 1, 2022 transaction price for each of our share classes is equal to such class’s NAV per share as of February 28, 2022. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
1 INREIT’s Class T NAV per share increased from $30.56 to $31.11; Class S NAV per share increased from $30.56 to $31.11; Class D NAV per share increased from $30.56 to $31.11; and Class E NAV per share increased from $31.22 to $31.90.

February 28, 2022 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inreit.com and is made available on our toll-free, automated telephone line at 833-834-4924. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised quarterly by Capright or other third party appraisal firms engaged by Capright in accordance with our valuation guidelines and any appraisal performed by a firm other than Capright will be reviewed for reasonableness by Capright. We have included a breakdown of the components of total NAV and NAV per share for February 28, 2022.
Our total NAV presented in the following tables includes the aggregate NAV of our Class T, Class S, Class D, Class I, Class E and Class N shares, as well as partnership interests of the Operating Partnership held by the Special Limited Partner. The following table provides a breakdown of the major components of our total NAV as of February 28, 2022:

$ in thousands, except share data
Components of NAV	February 28, 2022
Investments in real estate	$599,085
Investments in real estate-related securities	20,472
Investments in unconsolidated entities	142,808
Cash and cash equivalents	19,670
Restricted cash	2,038
Other assets	2,128
Mortgage notes, revolving credit facility and financing obligation, net	(302,756)
Subscriptions received in advance	(247)
Other liabilities	(11,370)
Accrued performance participation allocation	(1,616)
Management fee payable	(74)
Non-controlling interests in joint-ventures	(8,364)
Net asset value	$461,774
Number of outstanding shares/units	14,636,691
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of February 28, 2022:

$ in thousands, except share/unit data
NAV Per Share/Unit	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class N Shares	Third-party Operating Partnership Units(1)	Total
Net asset value	$10,948	$10,948	$10,948	$14,272	$71,674	$339,594	$3,390	$461,774
Number of outstanding shares/units	351,856	351,856	351,856	458,302	2,246,631	10,769,921	106,269	14,636,691
NAV Per Share/Unit as of February 28, 2022	$31.1140	$31.1140	$31.1140	$31.1416	$31.9027	$31.5318	$31.9027
(1)Includes the partnership interest of the Operating Partnership held by the Special Limited Partner.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the February 28, 2022 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	6.1%	5.3%
Office	6.3%	5.3%
Multifamily	6.0%	5.0%
Industrial	5.8%	4.9%
Self-Storage	7.2%	5.0%
Retail	8.5%	7.4%
Student Housing	6.8%	5.0%
These assumptions are determined by Capright and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Investment Values
Input	Hypothetical Change	Healthcare	Office	Multifamily	Industrial	Self-Storage	Retail	Student Housing
Discount Rate (weighted average)	0.25% decrease	2.0%	2.0%	2.0%	2.0%	1.9%	1.8%	2.0%
Discount Rate (weighted average)	0.25% increase	(1.9)%	(1.9)%	(1.9)%	(2.0)%	(1.9)%	(1.8)%	(1.9)%
Exit Capitalization Rate (weighted average)	0.25% decrease	3.2%	3.3%	3.3%	3.6%	3.3%	1.9%	3.4%
Exit Capitalization Rate (weighted average)	0.25% increase	(2.9)%	(3.0)%	(3.0)%	(3.3)%	(3.0)%	(1.8)%	(3.0)%
Status of our Public Offering
We are currently offering on a continuous basis up to $3.0 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we have issued and sold in our public offering (1) 2,109,507 shares of our common stock (consisting of 91 Class T shares, 91 Class S shares, 91 Class D shares, 115,070 Class I shares and 1,994,164 Class E shares) in the primary offering for total proceeds of $62.0 million and (2) 4,500 shares of our common stock (consisting of 955 Class I shares and 3,545 Class E shares) pursuant to our distribution reinvestment plan for a total value of $0.1 million. As of February 28, 2022, our aggregate NAV was $461.8 million. We intend to continue selling shares in our public offering on a monthly basis.